Exhibit 3.1

State of North Carolina
Department of the Secretary of State

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
SURREY BANCORP

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1.	The name of the corporation is: SURREY BANCORP.

2.	The text of each amendment adopted is as follows:

The first paragraph of Article II of the corporation’s Articles of Incorporation is hereby amended by deleting such paragraph in its entirety and by substituting in lieu thereof the following:

II.

Capital Stock. The amount of authorized capital stock of the corporation shall be 11,000,000 shares, to be divided into 10,000,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock, no par value.

Common Stock. There shall be two classes of common stock, of which 9,000,000 shares shall be designated Common Stock and 1,000,000 shares shall be designated Class A Common Stock.

Provisions Applicable Only to Common Stock. The holders of Common Stock shall have unlimited voting rights, with each share being entitled to one vote.

Provisions Applicable Only to Class A Common Stock.

(1)          Voting Rights. The holders of Class A Common Stock shall not have any voting rights, unless otherwise required by law.

(2)          Dividends. Dividends shall be paid on the Class A Common Stock before being paid on the Common Stock, but there shall be no requirement to declare any dividends, nor shall such dividends be cumulative. If dividends are declared on the Common Stock, the dividends payable on the Class A Common Stock shall be equal to $0.03 more than is declared and paid on the Common Stock. Notwithstanding the foregoing, no dividend or other distribution payable in Common Stock or rights or warrants to subscribe for Common Stock shall be declared on the Class A Common Stock and no dividend or other distribution payable in Class A Common Stock or rights or warrants to subscribe for Class A Common Stock shall be declared on the Common Stock, but instead, in the case of such a dividend or other distribution, each class shall receive such dividend or other distribution in like stock or rights or warrants to subscribe for like stock.

(3)          Conversion/Redemption. The Class A Common Stock shall have no conversion rights or redemption rights.

Mergers, Etc. In the event of any merger, reclassification or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, each share of Class A Common Stock will at the same time be similarly exchanged or changed in an amount per whole share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that each share of Common Stock would be entitled to receive as a result of such transaction.

Adjustment. In the event of any stock split, combination or other reclassification of shares of either the Common Stock or the Class A Common Stock, the outstanding shares of the other class shall be proportionately split, combined or reclassified in a similar manner; provided, however, that in any such transaction, holders of Common Stock shall receive only shares of Common Stock and holders of Class A Common Stock shall receive only shares of Class A Common Stock.

Other Rights. Except as otherwise provided herein, the Common Stock and Class A Common Stock shall have the same preferences, limitations and relative rights, share ratably with and be identical in all respects as to all matters.

Preferred Stock. Shares of preferred stock may be issued from time to time by the corporation in such series as the Board of Directors may determine and shall have such voting powers, designations, preferences, limitations, and relative rights as the Board of Directors may and hereby is authorized to determine.

3.	If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself, are as follows:

(1)          Upon the filing of these Articles of Amendment, each share of Common Stock outstanding immediately prior to such filing owned by a shareholder of record who owns fewer than 300 shares of Common Stock shall, by virtue of the filing of these Articles of Amendment and without any action on the part of the holders thereof, hereafter be reclassified as Class A Common Stock, on the basis of one share of Class A Common Stock per each share of Common Stock so reclassified, which shares of Class A Common Stock shall thereupon be duly issued and outstanding, fully paid and nonassessable.

(2)          Each share of Common Stock outstanding immediately prior to the filing of these Articles of Amendment owned by a shareholder of record who owns 300 or more shares of Common Stock shall not be reclassified and shall continue in existence as a share of Common Stock.

4.	The date of adoption of the foregoing amendments was as follows: May 27, 2016.

5.	The foregoing amendments were approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

6.	These Articles of Amendment will be effective as of: 11:59 p.m. on May 27, 2016.

This the 27th day of May, 2016.

SURREY BANCORP

/s/ Edward C. Ashby, III
Edward C. Ashby, III
President and Chief Executive Officer